EXHIBIT V

                          MERIDIAN SPORTS HOLDINGS INC.
                              35 East 62nd Street
                            New York, New York 10021


                                    February 10, 1999

 Board of Directors
 Meridian Sports Incorporated
 625 Madison Avenue
 New York, New York 10022

 Gentlemen:

           I am pleased to propose, for your consideration, a transaction pursuant to which Meridian Sports Holdings Inc. would acquire all publicly held shares of Meridian Sports Incorporated common stock at a price of Fifty-Five Cents ($0.55) per share in cash.

           Our proposal is, of course, conditioned upon the execution of a definitive agreement which would contain appropriate representations, warranties, covenants, and conditions customary for transactions of this nature.

           We understand that, in light of the overlapping equity ownership between Meridian Sports Holdings Inc. and Meridian Sports Incorporated, you are forming a special committee of independent directors (the "Special Committee") to consider our proposal. Both we and our financial and legal advisors are at your disposal to render whatever assistance or provide any further details with respect to our proposal that you may require. Moreover, we are all prepared to meet with the Special Committee and its legal and financial advisors at your earliest convenience.

           We very much appreciate your willingness to consider our proposal and look forward to working with you towards its successful completion.

                                    Very truly yours,

                                    MERIDIAN SPORTS HOLDINGS INC.

                                    By: /s/ Howard Gittis
                                        ----------------------
                                    Name:  Howard Gittis
                                    Title: Vice Chairman